Exhibit 99.43

FORM 51-102F3
MATERIAL CHANGE REPORT

1.	Name and Address of Company

Timmins Gold Corp.
Suite 520 – 609 Granville Street
Vancouver, BC, V7Y 1G5

2.	Date of Material Change

March 17, 2011.

3.	Press Release

The Press Release dated March 17, 2011 was disseminated via Marketwire.

4.	Summary of Material Change

Timmins Gold Corp. provided an update on the proposed merger with Capital Gold.

5.	Full Description of Material Change

See Schedule “A” attached.

6.	Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

7.	Omitted Information

Not Applicable.

8.	Executive Officer

Bruce Bragagnolo, Chief Executive Officer
(604) 638-8980

9.	Date of Report

March 17, 2011.

SCHEDULE “A”

TIMMINS GOLD CORP.
Suite 520 – 609 Granville Street
Vancouver, BC, V7Y 1G5
Tel.: (604) 682-4002
Fax: (604) 682-4003

March 17, 2011	TSX-V: TMM

NEWS RELEASE

TIMMINS IS THE BETTER DEAL – DON’T LET GAMMON AND THE CAPITAL GOLD
BOARD POSTPONE OR ADJOURN
THE CAPITAL GOLD SHAREHOLDERS MEETING

VANCOUVER, B.C. – Timmins Gold Corp. (TSX-V:TMM). On March 15, 2011, Timmins announced that it had delivered an increased offer to the Capital Gold Board of Directors for the merger of Timmins Gold and Capital Gold. Under the increased offer, Capital Gold shareholders will now receive 2.27 Timmins Gold common shares and US$0.25 in cash for each share of Capital Gold common stock.

The increased offer provides Capital Gold shareholders with total consideration of US$5.79 per Capital Gold share and exceeds the value of the increased Gammon offer by US$0.42 (or 7.8%) per Capital Gold share, based on closing share prices on March 16, 2011. In addition, based on the volume-weighted average of the respective share prices for the last 60 trading days, Timmins’ proposal has a value of US$5.80 per Capital Gold share and exceeds the value of the increased Gammon offer by US$0.36 per Capital Gold share, or about 4.3% .

Timmins also announced that it will amend the terms of its exchange offer, which has not yet commenced, for all of the outstanding shares of Capital Gold common stock to reflect the increased offer.

NO MATTER HOW YOU LOOK AT IT, TIMMINS’ OFFER IS SUPERIOR

Gammon and the Capital Gold Board of Directors may seek to postpone or adjourn the Capital Gold shareholders meeting to prevent Capital Gold shareholders from voting against the Gammon deal. Don’t allow Gammon and the Capital Gold Board to silence the shareholders! Capital Gold is your company, not theirs. Timmins has repeatedly raised concerns regarding the process by which the Capital Gold Board agreed to sell Capital Gold to Gammon, a process that Timmins believes favored Gammon over all other bidders. Postponing or adjourning the Capital Gold shareholders meeting would further demonstrate that the Capital Gold Board is determined to sell Capital Gold to Gammon, regardless of what Capital Gold shareholders think.

TIMMINS: THE BETTER DEAL – THE CHOICE IS CLEAR
PRESERVE YOUR RIGHT TO A BETTER DEAL
VOTE NOW AGAINST GAMMON

Timmins urges Capital Gold shareholders to preserve their right to receive the superior economic terms of Timmins’ offer by voting AGAINST the Gammon deal on the GOLD proxy card. Shareholders who have previously voted for the Gammon deal on Capital Gold’s white proxy card may obtain assistance in revoking or changing that vote by contacting Innisfree M&A Incorporated toll-free at 1-877-800-5182 (banks and brokers should call collect at 212-750-5833).

TIME IS SHORT AND YOUR VOTE IMPORTANT!

To ensure your vote is received before the meeting,
please vote by telephone or via the Internet.

If you have any questions, or need assistance in voting
your shares, please call our proxy solicitor,

INNISFREE M&A INCORPORATED
TOLL-FREE, at 1-877-800-5182.